Zentek Provides Corporate Update

Guelph, ON - September 24, 2025 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN) an intellectual property technology development and commercialization company, is pleased to provide a corporate update.

CEO Transition

As previously announced on September 3, 2025, Zentek's former CEO Greg Fenton has resigned, and CFO Wendy Ford has been appointed Interim CEO. Zentek's Board of Directors has expressed its full confidence in Wendy's ability to guide Zentek during this transition, citing her deep financial expertise, proven leadership within the Company, and strong commitment to advancing Zentek's commercialization strategy. Her appointment ensures continuity in both operations and strategy while the Board of Directors conducts a comprehensive search for a new CEO to support Zentek's next phase of growth.

As part of this process, the Board of Directors has engaged Lock Search Group - a leading executive recruitment firm that helps organizations grow and scale by placing high-impact leaders in mission-critical roles. In tandem with the Board, they will facilitate the search for the Company's next CEO who can provide strategic leadership to communicate and execute Zentek's long-term vision.

ZenGUARD™ Enhanced Air Filters

Canada

As announced on June 12, 2025, ZenGUARD™ Enhanced Air Filters achieved an average infectious aerosol removal efficiency of MS2 bacteriophage of 42% compared to an untreated filter, which achieved an average of 16%. These robust results align with previous tests performed with bacteriophage Phi6 - a surrogate for SARS-CoV-2 and other enveloped viruses. These results validate that ZenGUARD™ Enhanced Air Filters are unique in their ability to accomplish the following simultaneously:

  Controlling infectious aerosols effectively, in line with American Society of Heating, Refrigerating and Air-Conditioning Engineers ("ASHRAE") standard 241
  Maintaining this performance without an increase in pressure drop, energy consumption or carbon emissions
  Operating with existing Heating, Ventilation and Air Conditioning ("HVAC") units
  Eliminating the need for any additional equipment
  Extending filter life and reducing changeout frequency, thereby lowering labour and waste disposal costs compared to denser filters

ZenGUARD™ Enhanced Air Filters were advanced through the Government of Canada's Innovative Solutions Canada ("ISC") program, underscoring their credibility and relevance to public-sector needs and beyond. ISC also profiled Zentek in its "Helping Canadians Breathe Easy" feature, further validating the innovation and potential demand across Canada. As mentioned on October 17, 2023 a result of Zentek's successful ISC Testing Stream project, and eligibility under the Pathway to Commercialization (which "gives small and medium-sized enterprises the opportunity to sell their innovation directly to the Government of Canada"), the Company looks forward to working with Public Services and Procurement Canada to facilitate federal procurement and adoption of ZenGUARD™ Enhanced Air Filters at scale.

To fully capitalize on this unique opportunity, Zentek is actively engaging with customers and manufacturing partners to service both Western and Eastern Canada. In addition, the Company is planning to hire a National Sales Leader - as well as building out a commission-based sales team - to drive adoption of ZenGUARD™ Enhanced Air Filters across key sectors, including commercial, institutional, government, education, and healthcare. This will facilitate direct engagement with both prospective and existing clients, deepen market penetration, and is intended to accelerate revenue growth as Zentek scales its go-to-market strategy in Canada.

The Company believes another one of its unique opportunities is to work with electrical utility companies interested in funding and supporting widespread adoption of technologies that can reduce energy consumption and carbon emissions. Zentek can help these organizations achieve this objective simply by using ZenGUARD™ Enhanced Air Filters in place of more dense filters to improve indoor air quality and the requirements of ASHRAE Standard 241, 'Control of Infectious Aerosols.'

As part of its continuing technical business development strategy, Zentek will be presenting at the ASHRAE IEQ 2025 Conference in Montreal, one of the industry's leading global forums on indoor environmental quality. The Company's presentation, "Energy-Efficient Solutions for Improving Indoor Air Quality and Reducing Carbon Emissions in a Canadian School: The Role of Silver-Graphene Oxide Treated HVAC Air Filters", will take place on September 25, 2025 and demonstrate how ZenGUARD™ Enhanced Air Filters deliver superior pathogen removal, measurable energy and CO₂ savings, and seamless compatibility with existing HVAC systems compared to alternative strategies. Showcasing this data to an international audience of experts and decision makers not only further validates ZenGUARD™ Enhanced Air Filters but also expands Zentek's visibility and creates new pathways for business development and strategic partnerships in the HVAC and indoor air quality markets.

Health Canada

Zentek continues to work closely with Health Canada on the regulatory classification of its ZenGUARD™ Enhanced Air Filters, having recently submitted a formal response to the agency's preliminary regulatory position.

The Company continues to evaluate its options during the review period and remains committed to a fair and transparent regulatory process that ensures Canadians have access to innovative, energy-efficient solutions that improve indoor air quality and reduce the spread of respiratory illness.

United States

Zentek continues to explore the optimal product registration pathway to access this market in a timely manner while also ensuring the strategy supports long-term, sustainable growth. This includes exploring options with Altek Advanced Materials Inc., a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States as previously announced on September 3, 2025.

The Company intends to leverage the supply chain model for its go-to-market strategy in Canada to help support a successful launch in the US when it is able to do so.

International

Zentek continues to create awareness of the unique ZenGUARD™ Enhanced Air Filter value proposition outside of North America by collaborating with partners in the Middle East, India and South America.

In the Middle East, the Company is actively collaborating with its Saudi-based manufacturing partner, Filtration Solutions Industrial Co. ("FSCO"), a leading manufacturer and distributor of air filtration products, to support local deployment and scale-up of ZenGUARD™ Enhanced Air Filters. In the Gulf region, the Company is advancing discussions with large-scale infrastructure stakeholders and government-linked organizations to better understand regional market needs. To help accelerate commercialization, the Company has engaged two experienced commission-based representatives for this region. In addition, the Company's partnership agreement with RSK Group is structured to help coordinate technical and business development activities in the Middle East. The Company believes these efforts position it to advance pilot installations, regulatory alignment, and regional manufacturing strategies in line with national climate and energy-efficiency goals

With its partners in India, the Company has entered into non-disclosure agreements with HVAC filter manufacturers and end customers to explore opportunities for commercializing ZenGUARD™ Enhanced Air Filters and other products. The Company continues to deepen strategic partnerships through a local presence in India, including initiatives with academic institutions and industrial collaborators.

The Company is also focusing on South America, where the Company is working closely with Canadian Trade Commissioners to identify and develop key market opportunities. To accelerate adoption, Zentek has engaged a commissioned salesperson dedicated to the region, to support direct engagement with potential partners, customers and government stakeholders. This combined approach of on-the-ground representation and diplomatic support is designed to establish early traction, foster trusted relationships, and position ZenGUARD™ Enhanced Air Filters as a leading solution for energy efficiency, emissions reduction, and improved indoor air quality across South American markets

Albany Graphite Corp.

Albany Graphite Corp. recently achieved a major milestone, purifying its graphite to 5N (99.9992%) purity with an Equivalent Boron Concentration of 2.60 ppm, meeting the less than 3 ppm threshold required for the nuclear industry. This result, delivered with American Energy Technologies Company using a halogen-free purification process, confirms that Albany graphite has the potential to be a nuclear-grade material; a space historically supplied almost exclusively by synthetic, emission-intensive graphite from China.

This achievement comes at a time when artificial intelligence ("AI") and data centres are reshaping global energy demand. According to a recent report by the International Energy Agency, global electricity demand from data centres is projected to more than double by 2030, driven largely by AI workloads.1 Meeting this demand sustainably will require a significant expansion of nuclear power generation, which many expert analyses, including research by Goldman Sachs, identify as a critical part of the energy mix to provide reliable, carbon-free baseload capacity.2

By developing a clean, natural, North American source of nuclear-grade graphite, Albany has the potential to play a strategic role in enabling the AI revolution, supplying the material critical to nuclear reactors that will power the data centers driving global digital transformation. In doing so, Zentek is not only advancing a high-value resource project but also positioning itself at the nexus of two megatrends: the rise of AI computing power and the need for secure, sustainable clean energy infrastructure.

As development of the Albany Graphite deposit progresses, Zentek is working closely with Constance Lake First Nation ("CLFN") and engaging with government partners to ensure the project creates meaningful local benefits. Our approach emphasizes collaboration, transparency, and long-term value sharing, with a focus on training, employment, and economic opportunities for the community. By advancing Albany in partnership with CLFN and within the framework of government support for critical minerals, we aim to demonstrate how projects of this scale can deliver not only strategic supply chain security but also lasting social and environmental value for the region.

Triera Biosciences

Triera Biosciences continues to develop the multivalent aptamer platform technology with Dr. Yingfu Li at McMaster University. Over the last year as part of the $1.1 million Government of Canada contract received via the ISC testing program, Triera utilized the multivalent aptamer technology for the development of a countermeasure for highly pathogenic avian influenza A(H5N1).

On September 18, 2025, Zentek provided a preliminary update on the in vivo (mouse model) testing of the lead candidate developed for H5N1 as a prophylactic agent against A(H1N1) pdm09. Animals given the aptamer lead candidate prophylactically had substantially improved clinical scores, 5x greater survival rates, 80% less weight loss 5 days post-infection, and decreased recovery times compared to the control group.

Following up on these encouraging results, researchers have improved the formulation and administration schedule of the treatment and have prepared materials for more comprehensive testing of the lead candidate's performance against H1N1 and H5N1, which is scheduled to begin in a few weeks.

Annual Meeting of Shareholders

Zentek's 2025 Annual General and Special Meeting will be held on Thursday, September 25 at 11 am at the offices of Norton Rose Fulbright Canada LLP, 222 Bay Street, Suite 3000, Toronto, Ontario.

All questions and comments can be directed to info@zentek.com.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.